Filed pursuant to Rule 424(b)(3)
File No. 333-131746

MATRITECH, INC.

18,262,356 Shares of
Common Stock
$.01 Par Value per Share

This Prospectus relates to the resale, from time to time, of up to 18,262,356 shares of common stock, par value $.01 per share, of Matritech, Inc. that may be offered and sold by the selling security holders listed in the Prospectus under the heading “Selling Security Holders”.

Our common stock is traded on the American Stock Exchange under the symbol “MZT.” On February 9, 2006, the last reported sale price for our common stock as reported by American Stock Exchange was $0.86 per share.

Investing in our common stock involves risks that are described in “Risk Factors” section beginning on page 3 of this Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURTIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is February 21, 2006

PROSPECTUS SUMMARY

This is only a summary and does not contain all the information that may be important to you. You should read the more detailed information contained in this Prospectus, including but not limited to, the risk factors beginning on page 3.

Matritech, Inc.

Matritech, Inc. is a biotechnology company principally engaged in the development, manufacture, marketing, distribution and licensing of cancer diagnostic technologies, products and services. We are focused primarily on the early detection of various types of cancer because treatment options may be greater and/or more successful and treatment costs may be lower when tumors are detected in their early stages.

The products we have developed are based on our proprietary nuclear matrix protein (“NMP”) technology. The nuclear matrix, a three-dimensional protein framework within the nucleus of cells, plays a fundamental role in determining cell type by physically organizing the contents of the nucleus, including DNA. We focus our research on finding differences in the types and amounts of proteins found in the tissue, blood and urine in patients with and without cancer. We design our products to detect these differences and to generate medically useful information in order to assist physicians in their diagnosis and treatment of patients.

Our first two products, the NMP22® Test Kit and NMP22® BladderChek® Test, have been FDA approved for the monitoring and diagnosis of bladder cancer. These products are designed to detect the presence of a specific protein marker correlated to the presence of bladder cancer. We have discovered other proteins associated with cervical, breast, prostate, and colon cancer. Sysmex Corporation has licensed our NMP179® technology for use in a new cervical cancer detection system it is developing. Our goal is to utilize other protein markers to develop, through our own research staff and through strategic alliances, clinical applications to detect cancer.

Matritech, Inc. was incorporated in Delaware in 1987. Our executive offices are located at 330 Nevada Street, Newton, MA 02460 and our telephone number is (617) 928-0820. Our website address is www.matritech.com. Information contained in our website or in any other website does not constitute part of this Prospectus.

This Offering

    By means of this Prospectus, the selling security holders are offering to sell up to 18,262,356 shares of our common stock, including stock that they may acquire through conversion or redemption of the Secured Convertible Notes we issued in January 2006 and through the exercise of the accompanying warrants issued to the selling security holders. We will receive no part of the proceeds from the sale of any of the shares by any of the selling security holders although we may receive up to $0.67 per share upon exercise of the warrants for 6,459,655 shares and we may receive up to $0.65 per share upon the exercise of the warrants for 1,036,609 shares.

RISK FACTORS

The following risk factors should be considered carefully along with the other information contained or incorporated by reference in this Prospectus. The risk and uncertainties described or incorporated by reference herein are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also affect our business.

Our future financial and operational results are subject to a number of material risks and uncertainties that may affect such results or conditions, including:

We have a history of operating losses, are continuing to lose money and may never be profitable.

We have incurred losses since we began operations in 1987. These losses have resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with our market development and selling efforts. Our accumulated deficit from inception through December 31, 2005 is $98.0 million. Our product sales and net losses for each of the past three fiscal years have been:

	2003	2004	2005
Product Sales	$4,018,000	$7,275,000	$10,290,000
Net Losses	$7,878,000	$11,123,000	$7,865,000

We expect to continue to incur additional operating losses in the future as we continue to develop new products and seek to commercialize the results of our research and development efforts. Our ability to achieve long-term profitability is dependent upon our success in those development and commercializing efforts. We do not believe we will be profitable until sometime in 2007 at the earliest.

We will need to obtain additional capital in the future and if we are unable to obtain such capital on acceptable terms, or at the appropriate time, we may not be able to continue our existing operations.

We do not currently generate revenues sufficient to operate our business at breakeven and do not believe we will do so until sometime in 2007 at the earliest. In our fiscal year ended December 31, 2005, we had an operating loss of $7.7 million, a net loss of $7.9 million, and as of December 31, 2005, we only had $1.8 million of cash and cash equivalents. As a result, we must rely on our ability to raise capital from outside sources in order to continue operations. In March 2003, we sold Convertible Debentures and accompanying warrants. In October and November 2003, we sold common stock and accompanying warrants. In March 2004, we sold common stock and accompanying warrants. In March 2005, we sold Series A Convertible Preferred Stock and accompanying warrants for common stock. In January 2006, we sold Secured Convertible Notes and accompanying warrants resulting in net proceeds of approximately $6.25 million. We will, as we deem necessary or prudent, continue to seek to raise additional capital through various financing alternatives, including equity or debt financings, issuances of securities convertible into equity and corporate partnering arrangements. However, we may not be able to raise needed capital on terms that are acceptable to us, or at all.

The terms of our 2003 sale of Convertible Debentures, our 2005 sale of Series A Convertible Preferred Stock and our 2006 sale of Secured Convertible Notes greatly restrict our ability to raise capital. Under the terms of our Convertible

Debenture financing, we are prohibited from entering into obligations that are senior to the debentures. Under the terms of our Series A Convertible Preferred Stock, we are prohibited from issuing senior equity securities or having indebtedness in excess of $7.5 million except in limited forms. Under the terms of our Secured Convertible Notes, we are prohibited from issuing any debt securities or incurring any indebtedness except in limited forms with ceilings on the level of such borrowings. These provisions may severely limit our ability to attract new investors and raise additional financing on acceptable terms. In addition, in order to attract new investors and obtain additional capital, we may be forced to provide rights and preferences to new investors which are not available to current stockholders and which may be adverse to existing investors.

If we do not receive an adequate amount of additional financing in the future or such financing does not occur on a timely basis, we may be unable to meet our cash payment obligations required by the Secured Convertible Notes. We may also be required to curtail our expenses or to take other steps that could hurt our future performance, including but not limited to, the premature sale of some or all of our assets or product lines on undesirable terms, merger with or acquisition by another company on unsatisfactory terms or the cessation of operations.

We may not be able to meet our payment obligations on our outstanding debt if we are required to make these payments in cash.

As a result our 2006 sale of Secured Convertible Notes, we substantially increased our indebtedness from approximately $800,000 at the end of 2005 to approximately $7.6 million as of January 31, 2006.

The Secured Convertible Notes permit us to make interest and principal payments in shares of common stock instead of cash, but only if we are in compliance with all of the following: (i) one or more registration statements is effective and available for the resale of the shares required to be registered by the terms of a Registration Rights Agreement entered into in connection with the January 2006 financing; (ii) the shares of common stock are designated for quotation or listed on the Nasdaq Capital Market, Nasdaq National Market or the American Stock Exchange (“AMEX”) and have not been suspended from trading on any of such exchanges or markets and no written notice of delisting by any of such exchanges or markets have been received and not resolved; (iii) issuance of the shares will not result in a Secured Convertible Note holder and its affiliates owning more than 9.99% of the outstanding shares of our common stock, unless waived by the holder; (iv) the number of shares to be issued to all holders on a specific payment date shall not exceed 10% of the trading volume (as reported by Bloomberg) of our common stock for the period of 20 consecutive trading days ending on the trading day immediately prior to such payment date; (v) our common stock is not selling at a price below $0.50 per share; (vi) the current price per share of the common stock delivered in payment is equal to or greater than $0.61, or we receive stockholder approval to allow issuances below that price; (vii) prior to receipt of that stockholder approval, 85% of the 10-day volume weighed average price, or VWAP, of our common stock is equal to or greater than the then-effective conversion price, which is $0.65 as of February 10, 2006; and (viii) we have not issued any notice relating to the redemption of any warrant(s) during the 30 day period immediately prior to the payment date. If we are not able to make interest and principal payments on the Secured Convertible Notes in shares of stock, these payments must be made in cash. Unless we are able to raise additional capital from another source, we may not have sufficient funds to make these payments. If we make such payments in stock, however, it will result in significant dilution.

In addition, the Secured Convertible Notes require us to pay interest and liquidated damages and may become immediately due and payable in cash at a premium of 120% of the outstanding principal amount plus accrued interest and damages in the event we default under their terms. Potential defaults would include, among other things:

•	our failure to make payments as they become due;

•	our failure to remain listed on any of the Nasdaq Capital Market, New York Stock Exchange, AMEX or the Nasdaq National Market;

•	our failure to have an effective registration statement available for resale of the shares;

•	failure to timely remove restrictive legends from any stock certificates delivered upon conversion;

•	our written notice or public announcement of the intention not to issue shares upon conversion;

•
our making an assignment for the benefit of creditors, or applying for or consenting to the appointment of a receiver or trustee for a substantial portion of our property or business or that of any subsidiary;

•	bankruptcy, insolvency or similar proceedings being filed by or against us or any subsidiary;

•	a sale or disposition of substantially all our assets;

•	our failure to pay our 2003 Convertible Debentures when due;

•	our default on our existing or future liabilities in excess of $250,000; and

•	a breach of any material term of any other transaction document we entered into with the purchasers of the Secured Convertible Notes.

If we default under the terms of the Secured Convertible Notes, it is likely that we will not be able to meet our payment obligations. In addition, the level of our indebtedness could, among other things:

•	make it difficult for us to make payments on this debt and other obligations;

•	make it difficult for us to obtain future financing;

•	require redirection of significant amounts of cash flow from operations to service our indebtedness;

•	require us to take measures such as the reduction in scale of our operations that might hurt our future performance in order to satisfy our debt obligations; and

•	make us more vulnerable to bankruptcy.

We may not be able to repay our outstanding debt in stock or raise additional capital through the sale of equity or convertible securities unless we receive stockholder approval of an increase in our authorized common stock.

In June 2004, our stockholders approved an increase in our authorized common stock from 60,000,000 shares to 90,000,000 shares. Since that time, we have completed two additional private placements which have required us to reserve for issuance to the investors more than 32,000,000 shares of common stock. Since March 2003, we have reserved shares to satisfy our obligations under the Convertible Debentures and have had to increase the number of shares reserved for that purpose on four occasions when dilutive issuances have caused a reduction in the conversion price of the Convertible Debentures. We also have other shares reserved to satisfy our obligations under various outstanding warrants issued to investors and placement agents in our March 2003 Convertible Debenture financing, our October and November 2003 private placements, our March 2004 private placement and our March 2005 private placement, as well as shares reserved for issuance upon conversion of our Series A Convertible Preferred Stock. Further shares are reserved for our outstanding stock options and stock option pools. As a result of these reservations of shares of common stock, we now have fewer than 50,000 shares of common stock authorized which are free to be issued or reserved. Among other consequences of this situation, we currently have fewer than 50,000 shares available to pay our obligations under the Secured Convertible Notes beyond the repayment of principal at a conversion price of $0.65 per share. We also have fewer than 50,000 shares available to sell in future financings. If we cannot repay our Secured Convertible Notes in stock, we must repay them in cash, but without further stockholder action we have fewer than 50,000 shares available to sell to obtain additional cash for these repayments.

We have granted a security interest in our NMP22® product line to purchasers of our Secured Convertible Notes which restricts our operation of this product line and could result in the loss of all assets related to this product line if we default on our obligations.

In connection with the sale of our Secured Convertible Notes, we granted to SDS Capital Group SPC, Ltd., as Collateral Agent for the purchasers, a security interest in collateral including some cell lines, equipment, inventory and general intangibles related to the NMP22 product line, as well as proceeds from any sale of the product line. The collateral excludes receivables for product sales. We also entered into a Contingent License Agreement with the Collateral Agent granting license rights in the field of bladder cancer detection to some of our patents related to the NMP22 products, sublicense rights to patents licensed to us and used in connection with the NMP22 product line, and license rights to trademarks used exclusively in connection with the NMP22 product line. The security interest covers assets related to both our NMP22® Test Kit and our NMP22® BladderChek® Test, the two products that represent approximately 90% of our product sales. The security agreement and license agreement impose restrictions on our sale or abandonment of the collateral and the patent rights. Further, these agreements afford the Collateral Agent the right to assume control of and sell the collateral and to use the license rights exclusively within the field of bladder cancer detection in the event of our default in our obligations under the Secured Convertible Notes. If we default on these obligations, and the collateral is sold, we will lose our primary source of operating income, which would have a material adverse effect on our business and would severely jeopardize our ability to continue operations.

We may fail to meet the standards for continued listing of our shares of common stock on the American Stock Exchange or for listing of such shares on another national exchange.

National stock trading exchanges, including AMEX where our common stock is currently listed, maintain standards and requirements for listing and for continued listing of securities. While we have not received any notice from AMEX of any failure to comply with its listing standards, our market capitalization has diminished along with our share trading price during 2005 and AMEX may in the future examine our financial and equity position and request that we address any perceived areas of concern. If requested to do so, we expect we would be able to develop plans satisfactory to maintain our listing on AMEX or another national exchange. Failure to develop satisfactory plans or to adhere to the requirements of such plans could result in suspension of or delisting of shares from trading on AMEX. Suspension of trading or delisting of our shares, if not remedied, would violate terms of our various financing documents, could result in the declaration of an event of default in our outstanding Convertible Debentures and in our Secured Convertible Notes and could trigger liquidated damage payments to holders of other securities. In addition, any suspension of trading or delisting of our shares could make it more difficult for us to raise needed additional capital on terms acceptable to us or at all. Further, suspension of trading or delisting of our shares could seriously impair the ability of our stockholders to sell shares of our stock.

Direct sales to physicians may result in higher accounts receivable and longer collection cycles which may negatively affect our financial condition.

Since November 2003 we have been responsible for sales of NMP22 BladderChek Tests to urologists in the U.S., including invoicing and collecting the revenue from sales. We have increased our sales and marketing expenditures and added order processing, shipping and collection resources to perform functions which have in the past been performed by our U.S. distributor.

Sales of products directly to physicians may result in larger accounts receivable and longer collection cycles than sales to distributors and may increase the risk that accounts receivable will not be collected. Carrying larger accounts receivable balances and assuming greater collection risk may also increase our financing requirements. We expect our Days Sales Outstanding to increase beyond 40 days, the measurement calculated from our December 31, 2005 financial results.

If we are unable to manufacture or otherwise obtain the product volumes we need, we may be unable to achieve profitability.

We currently manufacture our NMP22 Test Kits and package our NMP22 BladderChek Tests in our Newton facility but we rely on subcontractors for certain components and processes for each of these products. Neither we nor our subcontractors have experience in manufacturing and assembling our NMP22 Test Kits and our BladderChek Tests in large volumes. The volume of BladderChek Tests we have sold has increased substantially from the fourth quarter of 2004, when we sold $1.6 million of such tests, to the fourth quarter of 2005, when we sold $2.3 million of such tests. We expect the sales volume of this product will continue to grow. We and/or our subcontractors for the BladderChek Test may encounter difficulties in scaling up production of products, including problems involving:

•	production yields;

•	quality control and assurance;

•	component supply; and

•	shortages of qualified personnel.

These problems could make it very difficult to produce sufficient product to satisfy customer needs and could result in customer dissatisfaction, decreased sales and loss of market share. In addition, if quality problems arise or if we need to undertake any significant manufacturing change in order to achieve desired product volumes, we may be subject to review and/or other action by governmental authorities which extensively regulate our manufacturing operations.

If we lose the services of our suppliers or assemblers, we may be unable to meet commitments to our customers and our results of operations would suffer.

We do not currently have alternative suppliers for certain key components and processes which are provided by some subcontractors for our NMP22 Test Kits and our NMP22 BladderChek Tests. If the components from these suppliers or the services of these assemblers become unavailable for any reason, including their failure to comply with FDA regulations, or should any of our suppliers or assemblers be unable to provide the quantity of products or services we require, we would need to seek alternative or additional sources of supply or assembly. In order to maintain the FDA acceptance of our manufacturing process, we would have to demonstrate to the FDA that other sources of supply are equivalent to our current sources, which is likely to involve a submission and approval process. Although we attempt to maintain an adequate level of inventory to provide for these and other contingencies, if our manufacturing processes are disrupted because key components are unavailable, because new components must be revalidated or because an assembler fails to meet our requirements, we may be forced to modify our products to enable another subcontractor to meet our sales requirements or we may be required to cease production of such products altogether until we are able to establish an adequate replacement supplier. Disruptive changes of this nature may make us unable to meet our sales commitments to customers. Our failure or delay in meeting our sales commitments would likely cause sales to decrease and market share to be lost permanently, could result in significant expense to obtain alternative sources of supply or assembly with the necessary facilities and know-how, and would negatively affect our results of operations.

We may need to stop selling our BladderChek Tests if we cannot obtain necessary licenses or waivers to use lateral flow technology, and we may need to stop selling other products if third parties assert infringement claims against us.

Our BladderChek Test uses lateral flow technology consisting of an absorbent material that will soak up urine from a small reservoir at one end of the container housing the test strip and expose the urine to chemicals and antibodies arranged on the surface of or imbedded in the test strip.  After a short period of time and after a reaction with our proprietary antibodies, a test result will appear in a window located on the container housing the test strip.  The manufacture, use, sale, or import of point-of-care products which include lateral flow technology requires us to obtain patent licenses in some jurisdictions.  In August 2004, we entered into a license agreement, effective as of April 1, 2004, with one holder of these patent rights, Abbott Laboratories, and we are continuing to investigate other licensing arrangements covering our BladderChek Tests.  If we are unable to obtain patent licenses to permit us to make, use, sell, or import our BladderChek Test products in the United States or in certain other jurisdictions, we will have to stop selling our BladderChek Tests in these jurisdictions until the expiration of the relevant patents or until we are able to arrive at a design solution that uses a different technology, which we may not be able to do on a timely basis.  In addition, we may also be subject to litigation that seeks a percentage of the revenues we have received from the sale of our BladderChek Tests.  We accrue estimated royalties on sales of the BladderChek Test based on estimates of our obligations under existing licensing agreements and, when probable and estimable, based upon our appraisal of intellectual property claims to which we may be subject.  If we are required to obtain additional licenses, the additional royalties due for those licenses may substantially reduce our gross profits and make it difficult or impossible for us to achieve profitability without new product lines or sources of revenue.

We have not identified or been advised by third parties of any rights owned by others which would require us to secure licenses or waivers in order to manufacture, use, sell or import our NMP22 Test Kit product. We believe that our NMP22 Test Kit does not infringe upon the proprietary rights of third parties. However, it may be difficult or impossible to identify, prior to receipt of notice from a third party, the patent position or other intellectual property rights of the third party, either in the United States or in foreign jurisdictions. If our NMP22 Test Kits are found to infringe upon other parties’ proprietary rights and we are unable to come to terms with such parties, we may be forced to modify the NMP22 Test Kits to make them non-infringing or to cease production of such products altogether.

We will not be able to significantly increase revenue or achieve profitability unless we increase the number of urologists using our BladderChek Test, increase the per-urologist usage of the test and/or successfully penetrate markets other than urologists.

Currently the primary market for our NMP22 BladderChek Test consists of urologists who utilize the BladderChek Test as an adjunct to their cystoscopic examination of patients for detecting initial cases of bladder cancer and monitoring diagnosed cases for recurrence. We have focused our sales and marketing on developing urology users for either or both of these applications. In order to achieve increased revenue and profitability, we must increase sales to urologists, increase the usage per urologist and/or expand our market for this product to other physicians, such as gynecologists and primary care doctors. While we have had success in developing new urologist customers, we are still in the early stages of convincing a large number of them to use the test more widely than their current practice. In addition, we have had limited experience in implementing our strategy of expanding users to include gynecologists and other physicians in Germany. In the United States, we have not yet implemented a program to sell BladderChek Tests to physicians other than urologists and we may not be successful in penetrating these physician markets. We may not be able to significantly expand the categories of physicians who use the BladderChek Test. Failure to achieve one or more of these objectives may significantly limit our long term revenue potential and may require substantially more investment to achieve profitability.

Our inability to develop and commercialize additional products may adversely affect our ability to achieve profitability.

We believe that our ability to achieve and maintain profitability in the future will be affected by our progress in producing additional revenue-generating products and technologies. We will receive royalties and other payments from Sysmex Corporation if and when it is successful in commercializing a cervical cancer testing system incorporating our NMP179® technology. Other than our NMP22® products, the allergy and other diagnostic products distributed by our European subsidiary and any product or test that may be offered by Sysmex Corporation incorporating our NMP179 technology, none of our technologies is close enough to commercialization to be expected to generate revenue in the foreseeable future, if at all. If we are unable to successfully develop and commercialize other technologies, the future prospects for our business, sales and profits will be materially impaired. In addition, if we are unable to develop and commercialize additional technologies and diversify our revenue streams, greater pressure will be placed on the performance of existing products and our business success will be directly related to the success or failure of these few products.

We compete with other methods of diagnosing cancer that are in existence or may be successfully developed by others and our technology may not prevail.

Although we are not aware of any other company selling FDA-approved diagnostic or therapeutic products which incorporate nuclear matrix protein technology, competition in the development and marketing of cancer diagnostics and therapeutics, using a variety of technologies, is intense. Many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engage in the research and development of cancer diagnostic products. Many of these organizations have greater financial, manufacturing, marketing and human resources than we do.

We expect that our current and future products will compete with existing FDA-approved tests, such as tests known as BTA and UroVysion bladder cancer tests, the latter of which has been approved for both monitoring and diagnosing bladder cancer and the former of which has been approved for monitoring bladder cancer and may become approved for diagnosis of bladder cancer; a test known as CEA, which is used primarily for monitoring colorectal and breast cancers; a test known as CA19.9, which is used primarily for monitoring colorectal and gastric cancers; a test known as PSA, which is used primarily for monitoring and screening prostate cancer; tests known as TRUQUANT® BR RIA, CA15.3 and CA27.29, which are used for monitoring breast cancer; and cervical specimen collection and analysis systems known as Imaging-Directed CytologyTM (Cytyc) and FocalPointTM slide profiler (TriPath Imaging). We are also aware of a number of companies that have announced that they are engaged in developing cancer diagnostic products based upon oncogene technology. Our diagnostic products will also compete with more invasive or expensive procedures such as minimally invasive surgery, bone scans, magnetic resonance imaging and other in vivo imaging techniques. In addition, other companies may introduce competing diagnostic products based on alternative technologies that may adversely affect our competitive position. As a result, our products may become less competitive, obsolete or non-competitive.

Low reimbursement rates could limit the per-product revenues for our products and make it uneconomical to sell or distribute them, and limitations on the medical circumstances for which reimbursement is provided could reduce the potential market for our products.

Our ability to sell our products depends in part on sufficient levels of payment from insurers and/or patients to enable us and our customers (both physicians and laboratories) to make an adequate profit. Third-party reimbursement policies, patient attitudes and abilities to pay for some or all of their healthcare, national healthcare cost control measures and physician or hospital preferences may each influence per-unit revenues for our products, usually in different ways in different countries.

In most countries, third party reimbursement is the most important factor in achieving adequate per-unit pricing. Typically a necessary but not sufficient condition to obtaining third party reimbursement is an approval from that nation’s healthcare product regulatory authorities (such as the FDA in the United States). Approval by the FDA does not ensure approval by similar authorities in other countries. In addition, approvals by these authorities typically do not compel reimbursement by medical insurers, do not establish a reimbursement price nor set forth the specific medical circumstances required to be satisfied in order to qualify for reimbursement. These are typically the province of the health care plans, whether private or public. Further, initial approval by a health care plan does not ensure continued reimbursement or stable prices. At a later date some insurers may decide not to continue reimbursement at all, not to continue reimbursement for certain medical applications and/or to decrease the reimbursement amount.

Insurers make reimbursement coverage decisions and set reimbursement rates based on a variety of factors. Low reimbursement, no reimbursement or reimbursement which requires a patient to pay a significant portion of the cost could have a material adverse impact on our potential revenues if patients are not willing to pay for part or all of the charge for our products themselves.

In the United States, where patients generally expect insurers to negotiate reimbursement rates, to establish medical circumstances for reimbursement and to pay for 80% or more of the charges, broad scale reimbursement (including both national healthcare plans such as Medicare and most private insurers) has removed financial barriers for a substantial majority of all potential patients. This has created an opportunity for our physician customers to sell diagnostic services based on our products to most of their patients as an aid in diagnosing or monitoring bladder cancer at prices established by the various insurers. Currently, our products are reimbursed by Medicare and many private insurers. If such insurers were to lower reimbursement rates, it may change the number of patients who are tested with our products. We believe lower reimbursement rates would be likely to substantially reduce our revenues from such products in part because physicians may have decreased interest in using our products. Lower reimbursement rates, however, could enable a far greater number of patients to be tested with the products which would offset the per-unit revenue decline for the physicians.

To date in Germany, where the national reimbursement bodies have not approved our product to be reimbursed, our sales to physicians are the result of patients paying for our products themselves (“self-pay patients”). This lack of reimbursement may have limited the number of potential patients for our product. On the other hand, our product sales may have benefited because there have not been restrictions on the amounts that physicians are able to charge and physicians have not been restricted to order the test only in those medical circumstances contained in a reimbursement policy. However, if the national reimbursement bodies were to designate our products as reimbursable and did so at a low rate or for very limited clinical indications, this could substantially reduce the number of self-pay patients undergoing testing with our products as well as the amounts that self-pay patients would be willing to pay and that we would ultimately receive from physicians on a per-unit basis. Lower prices or limitations on test ordering due to medical conditions might decrease the prices we could charge, lower the volume of tests which may be ordered and, in general, decrease the interest of physicians in using our products. Reimbursement designation, however, could enable a far greater number of patients to be tested with our products which would offset such per-unit revenue decline for us and for the physicians who order our products.

Reimbursement decisions can also be affected by national policies designed to keep healthcare costs under control. These policies can limit prices paid for tests or limit the circumstances in which such tests will be reimbursed. For example, Medicare has frozen reimbursement for clinical laboratory tests at 2003 levels and future changes could impose limitations on the prices our physician and laboratory customers can charge for the services based on our products. In addition, in the United States, many private insurers determine the reimbursement for diagnostic testing on an individual basis without regard to the prices and medical circumstances set forth by Medicare. While we cannot predict whether any legislative or regulatory proposals will be adopted or the effect that such proposals could have on our business, the announcement or adoption of such proposals could reduce the profitability of our business.

We expect that reimbursement approval will be obtained in some other countries where our products are sold, but do not believe reimbursement rates in all countries will be as favorable as in the United States.  Broad scale reimbursement approval for the BladderChek Test has not yet occurred in the principal countries of Asia (except in Japan) or in the principal countries of Europe (including Germany).

Even with apparently attractive reimbursement levels, the attitudes of physicians, hospitals, laboratories, clinics and other customers may limit our per-product revenue because their profit expectations may influence their use of our products and their attitudes toward the price we charge them. To the extent that we are unable to price our products to achieve physician or laboratory profit expectations, sales of our products may suffer.

We and our distributors are subject to extensive government regulation which adds to the cost and complexity of our business, may result in unexpected delays and difficulties, may impose severe penalties for violations and may prevent the ultimate sale or distribution of our products in certain countries.

The FDA and many foreign governments stringently regulate the medical devices that we manufacture and that we and our distributors market to physicians or other customers. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices in the United States and agencies in the European Union, Japan and other countries where we sell our products each have their own regulations. If our products do not receive appropriate approvals from medical device regulatory authorities in any country, we can not sell our products in that country, either on our own or through any distributor.

Any products that we or our suppliers manufacture or distribute in accordance with FDA approvals are subject to stringent regulation by the FDA, including:

•	keeping records and reporting adverse experiences with the use of the devices we make and distribute;

•	registering our establishments and listing our devices with the FDA. Manufacturing establishments are subject to periodic inspections by the FDA and certain state agencies; and

•
requiring our products to be manufactured in accordance with complex regulations known as Quality System Regulations which include procedural and documentation requirements for our manufacturing and quality assurance activities.

If we fail to comply with any FDA requirement, we may face a number of costly and/or time consuming enforcement actions, including:

•	fines;

•	injunctions;

•	civil penalties;

•	recall or seizure of products;

•	total or partial suspension of production;

•	delay or refusal of the agency to grant premarket clearance or premarket approval for other devices in our development pipeline;

•	withdrawal of marketing approvals; and

•	criminal prosecution.

The FDA and foreign governmental agencies have the authority to request the repair, replacement or refund of the cost of any device that we manufacture or distribute if it is faulty. Failure to comply with medical device and quality regulations in countries outside the United States where we sell our products can result in fines, penalties, seizure or return of products and the inability to sell the product in those countries either on our own or through our distributors.

Labeling and promotional activities are subject to scrutiny in the United States by the FDA and, in certain instances, by the Federal Trade Commission, and by regulatory bodies in most countries outside the United States where we sell products. For example, our NMP22 Test Kit has received FDA approval and may be promoted by us only as an aid in the management of patients with bladder cancer or as a diagnostic aid for use for previously undiagnosed individuals who have symptoms of or are at risk for bladder cancer. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket approval or clearance has not been obtained. Consequently, for example, we cannot promote the NMP22 Test Kit or the BladderChek Test for any unapproved use.

In addition to federal regulations regarding manufacture and promotion of medical devices, we are also subject to a number of state laws and regulations which may hinder our ability to market our products in those states or localities. Manufacturers in general are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with these laws and regulations in the future, which could increase future losses or reduce future profitability.

We may be unable to establish and maintain relationships with key distributors in jurisdictions where we do not have a direct sales force.

We rely primarily on distributors to market NMP22 BladderChek Tests in territories other than the United States and Germany. To date, our distribution arrangements in those other territories have not produced sales levels or sales growth consistent with the progress achieved by our own direct-to-the-doctor sales force operating in the United States and Germany. We have limited experience in selecting and managing distributors and we do not know whether our existing distributors or others we may engage in the future will achieve substantial sales levels of our products in the near term or at all. Failure to successfully establish product distribution could severely limit the growth potential for our products, and our revenue and results of operation could be negatively affected.

We have no demonstrated success in developing cellular analysis systems and any future success in this area will be highly dependent upon Sysmex.

We believe the future success of our business will also depend, in part, upon Sysmex Corporation developing a satisfactory cellular analysis system incorporating our NMP179® technology to be used to measure clinically useful cervical disease proteins. Even if Sysmex completes its product development efforts to its satisfaction, it is expected to face significant obstacles (including but not limited to those set forth in “Risk Factors - Successful technical development of our products does not guarantee successful commercialization”) in developing a system which will be approved by the FDA (or similar regulatory authorities in other countries) and selling such systems to cervical cancer testing laboratories at a satisfactory price. Our success in cervical disease cellular analysis systems is almost completely dependent on the success of Sysmex in utilizing our technology and on its ability to educate physicians, patients, insurers and its distributors about the medical utility of the new products. Even if Sysmex successfully educates the market, competing products may prevent Sysmex from gaining wide market acceptance of its products.

We have no demonstrated success in developing Proprietary Laboratory Procedures as a profitable service business and any future success will be dependent upon satisfaction and approval of our clinical lab partners.

We believe the future success of our business may depend in part upon developing a service business based on Proprietary Laboratory Procedures which would be custom designed to the instrumentation and techniques of a specific clinical laboratory to measure clinically useful proteins. We believe our current product research work can, when development is completed, be adapted to such a Proprietary Laboratory Procedure but we have no demonstrated success in this area. In addition, because we expect that use of any Proprietary Laboratory Procedure will likely be confined to a limited number of licensed clinical laboratories who would be expected to invest in the development and marketing of a lab testing service specific to their equipment, processes and personnel, the success of these procedures will be dependent upon acceptance by the applicable laboratories. Although we may complete our product development efforts to our satisfaction, we may not obtain the agreement and approval from a clinical lab partner that the technology works adequately in their laboratory environment or that it has the medical performance and information value that they originally expected. Because Proprietary Laboratory Procedures utilize technologies which are, by their nature, more operator-dependent than the technologies involved in products such as NMP22 Test Kits and BladderChek Tests, the risks regarding successful commercial acceptance are increased in this area.

We may incur substantially greater costs and timing delays than we currently expect in the development process.

From time to time, we have experienced delays in our research and development efforts and may encounter further obstacles in the course of the development of additional technologies, products and services. We may not be able to overcome these obstacles or may have to expend significant additional funds and time. For example, in 1997 we elected to terminate development of a blood-based test for PC1, a candidate marker for prostate cancer, due to unexpected difficulties. Despite encouraging initial results from an earlier low throughput research testing method, we were unable to develop such a kit for use in testing prostate cancer patients even when we employed 1997 state-of-the-art detection methods. We have subsequently announced that a different set of proteins (NMP48), discovered using a different research method, would be the primary candidates in our prostate cancer program. More recently, we and others have observed that the testing methodologies of a low throughput research mass spectrometry instrument are not readily reproducible or transferable to high throughput mass spectrometry instruments. This has required us to try a number of changes in our procedures to improve controls, reproducibility and costs in order to measure these proteins. Changes in our technology and procedures may result in products or services that cannot reproduce our original discovery results or that either do not perform at all or do not perform as well as the results reported using our discovery research procedure. Technical obstacles and challenges we face in our research and development process may result in delays in product commercialization, may substantially increase the costs of development and may negatively affect our results of operations.

The research results we obtain in the laboratory frequently cannot be replicated in clinical trials.

Investors should not expect products that we commercialize to perform as well as preliminary discovery research results in the small numbers of samples reported by us. In large-scale clinical trials, such as those required by the FDA, we expect to encounter greater variability and risks including but not limited to:

•	obtaining acceptable specimens from patients and healthy individuals;

•	testing a much larger population of individuals than we tested in early discovery which will be likely to demonstrate the inherent biologic variability;

•	preparing the specimens properly for testing using lower cost, high throughput methods which might perform differently than those used in early discovery; and

•	developing an economic and reproducible test method for the substance to be measured.

We believe that testing our final products in a clinical setting will result in product performance which may not be as accurate as the results reported from the discovery phase. Therefore, the best comparative data to be used in evaluating our product development programs are the results of physician trials of commercial products such as those reported since 1996 for our NMP22 products.

Successful technical development of our products does not guarantee successful commercialization.

We may successfully complete technical development for one or all of our product development programs, but still fail to develop a commercially successful product for a number of reasons, including the following:

•	failure to obtain the required regulatory approvals for their use;

•	prohibitive production costs;

•	clinical trial results might differ from discovery phase data; and

•	variation of perceived value of products from physician to physician.

Our success in the market for the diagnostic products we develop will also depend greatly on our ability to educate physicians, patients, insurers and our distributors on the medical utility of our new products. Even if we successfully educate the market, competing products may prevent us from gaining wide market acceptance of our products.

If our intellectual property is not adequately protected, we could lose our ability to compete in the marketplace.

Protection of our intellectual property is necessary for the success of our products and our business. Patent protection can be limited and not all intellectual property is or can be patent protected. We rely on a combination of patent, trade secret and trademark laws, nondisclosure and other contractual provisions and technical measures to protect our proprietary rights in our current and planned products. We have little protection where we must rely on trade secrets and nondisclosure agreements. Our competitors may independently develop technologies and products that are substantially equivalent or superior to our technology and products. If our competitors develop superior or competing technology and are able to produce products similar to or better than ours, our market share could be reduced and our revenues could decrease.

While we have obtained patents where advisable, patent law relating to the scope of certain claims in the biotechnology field is still evolving. In some instances we have taken an aggressive position in seeking patent protection for our inventions and in those cases the degree of future protection for our proprietary rights is uncertain. In addition, the laws of certain countries in which our products are, or may be, licensed or sold do not protect our products and intellectual property rights to the same extent as the laws of the United States.

If we are unable to recruit and retain key management, scientific and sales personnel, our business would be negatively affected.

For our business to be successful, we need to attract and retain highly qualified scientific, sales and management personnel. We have at any given time only about 75 employees. The loss of multiple members of our scientific staff or a number of outstanding performers of our sales staff, at the same time or within close proximity of each other, and the failure to recruit the necessary additional personnel when needed with specific qualifications and on acceptable terms might impede our research and development efforts and/or our direct-to-the-urologist marketing strategy. Our success is also greatly dependent on the efforts and abilities of our management team. The simultaneous loss of multiple members of senior management may delay achievement of our business objectives due to the time that would be needed for their replacements to be recruited and become familiar with our business. We face intense competition for qualified personnel from other companies, research and academic institutions, government entities and other organizations.

The operations of our European subsidiary involve currency exchange variability and other risks that could negatively affect our results of operations.

Matritech GmbH, our European subsidiary, accounted for approximately 55% of our product sales in 2005. Accounts of our European subsidiary are maintained in euros and are translated into U.S. dollars. To the extent that foreign currency exchange rates fluctuate in the future, we may be exposed to significant financial variability, both favorable and unfavorable. During 2005, exchange rate fluctuations were unfavorable. Rate changes in the future may also lead to unfavorable results.

In addition, although we have integrated the operations of this subsidiary since its acquisition in June 2000, we still must coordinate geographically separate organizations, manage personnel with disparate business backgrounds and conduct business in a different regulatory and corporate culture. It remains to be seen whether the use of this subsidiary to spearhead the marketing effort of our products in Europe outside of Germany will be successful in the long term.

If we are sued for product-related liabilities, the cost could be prohibitive to us.

The testing, marketing and sale of human healthcare products entail an inherent exposure to product liability, and third parties may successfully assert product liability claims against us. Although we currently have insurance covering our products, we may not be able to maintain this insurance at acceptable cost in the future, if at all. In addition, our insurance may not be sufficient to cover large claims. Significant product liability claims could result in large and unexpected expenses as well as a costly distraction of management resources and potential negative publicity and reduced demand for our product.

If the products we distribute which are made by other companies become unavailable or do not meet quality standards, we may lose revenues and market share and may face liability claims.

If the products we distribute, but do not manufacture, become unavailable for any reason or fail to meet our quality standards, we would need to seek alternative sources of supply. If we are unable to find alternative sources of an equivalent product we may be required to cease distribution of this type of product, which could cause revenues to decrease and market share to be lost permanently. Furthermore, if products which we distribute, but do not manufacture, should be found defective, we could be sued for product liability or other claims.

During 2003, we received reports from customers that another manufacturer’s products which we were then selling through our German subsidiary failed to perform correctly and provided false readings on patients’ conditions. We believe the product performance problems were addressed by the manufacturer of the products, the manufacturer accepted responsibility for defective products and we did not experience any claims by customers. We may face product liability and other claims if the manufacturer fails to satisfactorily address all issues raised by our customers and the patients affected. We terminated our obligations under the distribution agreement with this manufacturer effective September 30, 2005.

Our activities involve the use of hazardous materials, and we may be held liable for any accidental injury from these hazardous materials.

Our research and development and assembly activities involve the controlled use of hazardous materials, including carcinogenic compounds. Although we believe that our safety procedures for handling and disposing of our hazardous materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for resulting damages, and significant and unexpected costs, including costs related to liabilities and clean-up, costs from increased insurance premiums or inability to obtain adequate insurance at a reasonable price and costs from loss of operations during clean-up.

Market volatility and fluctuations in our stock price and trading volume may cause sudden decreases in the value of an investment in our common stock.

The market price of our common stock has historically been, and we expect it to continue to be, volatile. This price has ranged between $0.52 and $1.46 in the fifty-two week period ended December 31, 2005. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Factors such as announcements of technological innovations or new products by our competitors or disappointing results by third parties, as well as market conditions in our industry, may significantly influence the market price of our common stock. For example, in the past our stock price has been affected by announcements of clinical trial results and technical breakthroughs at other biotechnology companies. Our stock price has also been affected by our own public announcements regarding such things as quarterly sales and earnings, regulatory agency actions and corporate partnerships. Consequently, events both within and beyond our control may cause shares of our stock to lose their value rapidly.

In addition, sales of a substantial number of shares of our common stock by stockholders could adversely affect the market price of our shares. In the fourth quarter of 2005, our shares had an average daily trading volume of only approximately 147,000 shares. In connection with our January 2006 sale of Secured Convertible Notes and accompanying warrants, we are filing this resale registration statement covering more than 18,000,000 shares of common stock for the benefit of the selling security holders. In connection with our March 2005 private placement of Series A Convertible Preferred Stock and accompanying warrants, we filed a resale registration statement covering up to 18,922,907 shares of common stock for the benefit of our investors. In connection with our March 2004 private placement of common stock and accompanying warrants, we filed a resale registration statement covering up to 7,121,031 shares for the benefit of our investors. In 2003, we filed resale registration statements covering up to 5,371,332 shares for the benefit of our investors in connection with the sale of Convertible Debentures and accompanying warrants and an additional approximately 5,419,000 shares for the benefit of our investors in a private placement of common stock and accompanying warrants. We have also filed numerous resale registration statements in connection with previous sales of our equity securities. The actual or anticipated resale by such investors under these registration statements or this registration statement may depress the market price of our common stock. Bulk sales of shares of our common stock in a short period of time could also cause the market price for our shares to decline.

Future financings will result in additional dilution of the ownership interest of our existing investors and may have an adverse impact on the price of our common stock.

We may need to raise additional capital in the future to continue our operations. The primary source of the additional capital we raised from 2003 through early 2006 has been equity and convertible debt, and we expect that equity-related instruments may continue to be a source of additional capital. Any future equity financings will dilute the ownership interest of our existing investors and may have an adverse impact on the price of our common stock.

In addition, the terms of the Convertible Debentures, our Series A Convertible Preferred Stock and our Secured Convertible Notes provide for anti-dilution adjustments in their conversion prices and in the exercise prices of the accompanying warrants. Since their issuance on March 31, 2003, our Convertible Debentures and accompanying warrants have been repriced four times due to later sales deemed to be dilutive issuances under their terms. As a result, the remaining Convertible Debentures are now convertible at a price per share of $0.73 and the March 2003 Warrants are exercisable at an exercise price of $0.65 per share.

The Series A Convertible Preferred Stock and the accompanying warrants issued in connection with our March 2005 private placement also have anti-dilution protection provisions which were triggered by our January 2006 sale of Secured Convertible Notes. As a result, the conversion price of the Series A Convertible Preferred Stock was reduced from $0.88 per share to $0.70 per share and the exercise price of the March 2005 warrants was reduced from $1.47 per share to $1.34 per share. Both the Series A Convertible Preferred Stock and the March 2005 warrants have reached their specified floor prices and further dilutive issuances will not result in any further reduction in conversion or exercise price for these securities.

Our Secured Convertible Notes and accompanying warrants also contain anti-dilution protection provisions. Currently, the Secured Convertible Notes are convertible at a common stock price of $0.65 per share and the accompanying warrants are exercisable at an exercise price of $0.67 per share. If we do a future financing at a price of less than $0.65 per common share, the conversion price of our Secured Convertible Notes will be reduced to the new financing price per common share and the exercise price of the January 2006 warrants will be reduced to the new financing price per common share, so long as the new financing price per common share is not lower than $0.61 per common share, the floor on the conversion price applicable to the Secured Convertible Notes and on the exercise price of the January 2006 warrants prior to receipt of stockholder approval. If stockholder approval is received, there will be no floor on the new conversion price of the Secured Convertible Notes and new exercise price of the January 2006 warrants that could result from a future financing transaction.

FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements which involve risks and uncertainties and which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from those anticipated in these forward-looking statements. Important factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition are discussed under the “Risk Factors” section of this Prospectus. These forward-looking statements are not guarantees of future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on our current expectations, estimates and projections and speak only as of the date hereof.

SELLING SECURITY HOLDERS

Certain selling security holders have acquired from us in a private placement that closed on January 13, 2006 15% Secured Convertible Promissory Notes that are convertible into the shares of common stock offered under this Prospectus. The selling security holders may also acquire shares of common stock offered under this Prospectus upon exercise of warrants for 6,459,655 shares at an exercise price of $0.67 per share and warrants for 1,036,609 shares at an exercise price of $0.65 per share. We agreed to register for resale the shares into which the Secured Convertible Promissory Notes are convertible and the shares issuable upon exercise of the warrants.

The following table sets forth information as of February 1, 2006 with respect to the shares of common stock of Matritech beneficially held by each selling security holder. Upon the acquisition of our shares, any of the selling security holders, their transferees and their distributees may offer to sell the shares they acquire from the Company from time to time under Rule 415 of the Securities Act. See “Plan of Distribution.”

The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them except as noted in the footnotes below based upon information provided to Matritech by the selling security holders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock issuable by us to a person pursuant to options or warrants which may be exercised within 60 days of February 1, 2006 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person.

In calculating the percentage of shares beneficially owned by each selling security holder prior to and after the offering, we have based our calculations on the number of shares of common stock deemed outstanding as of February 1, 2006 which includes: 51,202,771 shares of common stock outstanding as of February 1, 2006 and all shares of common stock issuable upon the exercise of options and warrants which may be exercised by that selling security holder within 60 days of February 1, 2006.

In connection with Matritech’s January 2006 private placement, Musket Research Associates, Inc. served as placement agent on behalf of Matritech. For those placement agent services, Musket Research Associates, Inc. received cash commissions and was issued warrants to purchase common stock, and a second placement agent, David Enzer, was issued warrants to purchase common stock. Since the issuance of warrants to Musket Research Associates, Inc., it assigned those warrants to other persons, each of whom is included in the selling security holders table below. Neither Musket Research Associates nor David Enzer received securities, other than as compensation for services.

Except as set forth below, to the best of our knowledge based on representations by the selling security holders, none of the selling security holders had any material relationship with Matritech or any of its affiliates within the three-year period ending on the date of this Prospectus.

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Offered [1]	Number of Shares Beneficially Owned After Offering
Name	Number	Percent [2]		Number [3]	Percent [2]
SDS Capital Group SPC, Ltd., on behalf of its class D segregated portfolio	4,466,810 [4]	8.6%	4,923,077 [5]	1,389,887 [6]	2.6%
H&Q Life Sciences Investors	3,076,923	6.0%	4,923,077 [7]	0	*
ProMed Offshore Fund II, Ltd.	3,283,377 [8]	6.3%	2,760,420 [9]	1,659,600 [10]	3.1%
Bristol Investment Fund, Ltd.	1,465,656 [11]	2.8%	1,631,901 [12]	445,718 [13]	*
Alpha Capital Aktiengesellschaft	1,304,331 [14]	2.5%	1,230,769 [15]	535,100 [16]	1.0%
WANITA SA	384,615	*	615,384 [17]	0	*
ProMed Partners, L.P.	986,121 [18]	1.9%	434,350 [19]	730,621 [20]	1.4%
Jochen Hertzke	153,846	*	246,154 [21]	0	*

Sari Sayhoun	76,923	*	123,077 [22]	0	*
Twins Holding, Ltd.	76,923	*	123,077 [23]	0	*
ProMed Offshore Fund, Ltd.	161,699 [24]	*	74,460 [25]	117,899 [26]	*
David B. Musket	556,033 [27]	1.1%	682,308 [28]	348,340 [29]	*
Paul Scharfer	233,195 [30]	*	179,302 [31]	233,195 [30]	*
Barry Kurokawa	64,410 [32]	*	125,000 [33]	64,410 [32]	*
Richard G. Wehby	53,676 [34]	*	80,000 [35]	53,676 [34]	*
David Bartash	40,000 [36]	*	40,000 [37]	40,000 [36]	*
Joshua Golomb	21,470 [38]	*	20,000 [39]	21,470 [38]	*
David Enzer	203,860 [40]	*	50,000 [41]	203,860 [40]	*

TOTAL	16,609,868	32.2%	18,262,356	5,843,776	11.1%

* less than 1%

1  Includes the number of shares of common stock that will be issuable through the exercise of warrants that do not become exercisable until July 14, 2006.

2 The number of shares of common stock deemed outstanding includes (i) 51,202,771 shares of common stock outstanding as of February 1, 2006 and (ii) all common stock underlying options, warrants and other convertible securities which are exercisable or convertible within 60 days of February 1, 2006 by the person or entity in question.

3  Assumes all shares offered hereunder are sold.

4  Includes 517,041 shares of common stock issuable upon exercise of warrants not covered by this registration statement. SDS Management, LLC is the investment advisor for SDS Capital Group SPC, Ltd. Steve Derby, as sole managing member of SDS Management, LLC, has sole voting, dispositive and investment power over the shares of our common stock owned by SDS Capital Group SPC, Ltd. Mr. Derby disclaims beneficial ownership of such shares of our common stock owned by SDS Capital Group SPC, Ltd. Certain convertible notes and warrants held by the selling security holder contractually limit the selling security holder's right to convert the notes and to exercise the warrants, as well as our right to make payments on the notes in stock, to the extent that conversion, exercise or payment would result in such selling security holder's beneficial ownership exceeding 9.9% of our then issued and outstanding shares of common stock.

5  Includes 1,846,154 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 4.

6  Includes 517,041 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 4.

7  Includes 1,846,154 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. Hambrecht & Quist Capital Management, LLC is the investment adviser to H&Q Life Sciences Investors. Daniel R. Omstead, Ph.D. is President of Hambrecht & Quist Capital Management, LLC and a member of the portfolio management team and, as such, has voting, dispositive and investment control over the securities held by H&Q Life Sciences Fund. Dr. Omstead disclaims beneficial ownership of these securities.

8  Includes 666,960 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Certain convertible notes and warrants held by the selling security holder contractually limit the selling security holder's right to convert the notes and to exercise the warrants, as well as our right to make payments on the notes in stock, to the extent that conversion, exercise or payment would result in such selling security holder's beneficial ownership exceeding 9.9% of our then issued and outstanding shares of common stock. Barry Kurokawa and David B. Musket share voting, dispositive and investment power over the shares of our common stock owned by ProMed Offshore Fund, II, Ltd., as well as those shares held by ProMed Offshore Fund, Ltd, ProMed Partners, L.P. and ProMed Partners II, L.P. Each of Messrs. Kurokawa and Musket disclaim beneficial ownership of such shares of our common stock except to the extent of their partnership interests in these funds.

9  Includes 1,136,643 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 8.

10  Includes 666,960 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

11 Includes 445,718 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Bristol Capital Advisors, LLC is the investment advisor to Bristol Investment Fund, Ltd. Paul Kessler is the manager of Bristol Capital Advisors, LLC and, as such, has voting, dispositive and investment control over the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of these securities.

12 Includes 611,963 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 11.

13 Includes 445,718 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 11.

14 Includes 317,293 shares of common stock issuable upon exercise of warrants not covered by this registration statement. Konrad Ackerman and Rainer Posche share voting, dispositive and investment power over the shares of our common stock owned by Alpha Capital Aktiengesellschaft.

15 Includes 461,538 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 14.

16 Includes 317,293 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 14.

17 Includes 230,769 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. Wahbe A Tamari holds power of attorney for WANITA SA and in that capacity has sole voting, dispositive and investment control over the securities held by WANITA SA. Mr. Tamari disclaims beneficial ownership of these securities.

18 Includes 363,787 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

19 Includes 178,850 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 8.

20 Includes 363,787 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

21 Includes 92,308 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

22 Includes 46,154 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

23 Includes 46,154 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. Nicolas Boukather is the Treasurer of Twins Holding, Ltd. and Wahbe A. Tamari is Secretary of Twins Holding, Ltd. Messrs. Boukather and Tamari share voting, dispositive and investment control over the securities held by Twins Holding, Ltd. Messrs. Boukather and Tamari each disclaims beneficial ownership of these securities.

24 Includes 58,701 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

25 Includes 30,660 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 8.

26 Includes 58,701 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

27 Includes 264,414 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

28 Includes 474,615 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 8.

29 Includes 264,414 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

30 Includes 149,269 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

31 Consists of 179,302 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

32 Consists of 64,410 shares of common stock issuable upon exercise of warrants not covered by this registration statement. See footnote 8.

33 Consists of 125,000 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing. See footnote 8.

34 Consists of 53,676 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

35 Consists of 80,000 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

36 Consists of 40,000 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

37 Consists of 40,000 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

38 Consists of 21,470 shares of common stock issuable upon exercise of warrants not covered by this registration statement.

39 Consists of 20,000 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

40 Consists of 203,860 shares of common stock issuable upon exercise of warrants not covered by this registration statement. The exercise price for these warrants was reduced to $0.65 in connection with the January 2006 financing pursuant to an agreement with Mr. Enzer.

41 Consists of 50,000 shares of common stock issuable upon exercise of warrants granted in connection with the January 2006 15% Secured Convertible Promissory Note financing.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, assignees, transferees, donees and successors-in-interest may, from time to time, sell any or all of their shares on any stock exchange, market or trading facility on which our common stock is traded or in private transactions. These sales may be at fixed or negotiated prices. Each selling security holder will act independently in making decisions with respect to the timing, manner and size of each sale of the shares covered in this Prospectus. The selling security holder may use any one or more of the following methods when selling shares:

•
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, which may include long sales and short sales effected after the effective date of the registration statement;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this Prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers, sales effected through agents or other privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share;

•	through transactions in options, swaps or other derivative securities (whether exchange-listed or otherwise);

•	a combination of any the foregoing methods of sale; and

•	any other method permitted by applicable law.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including certain fees and disbursements of counsel to the selling security holders. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with those requirements file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information that we file with the Commission under the informational requirements of the Securities Exchange Act at the Commission’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for information about the Commission’s Public Reference Room. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s Web site is http: //www.sec.gov. Our Web site is http: //www.matritech.com. Information contained on our Web site is not a part of this Prospectus.

We have filed with the Commission a registration statement on Form S-3, including all amendments to the registration statement under the Securities Act with respect to the shares of our common stock offered under this Prospectus. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding Matritech and the shares offered under this Prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the registration statement. We qualify each of these statements in all respects by the reference to the full agreement. The registration statement, including the exhibits and schedules to the registration statement, may be inspected at the Commission’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the Commission’s office upon payment of the prescribed fees.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents filed by us with the Commission, File No. 0-12128, are incorporated by reference in this Prospectus, except as superseded or modified by this Prospectus:

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed under the Securities Exchange Act on March 14, 2005.

2.
The description of our common stock, $.01 par value per share, contained in the section entitled “Description of Registrant’s Securities to be Registered” contained in our registration statement on Form 8-A filed with the Commission on March 10, 1992, including any amendment or report filed for the purpose of updating the description of our common stock.

3.
Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, filed under the Securities Exchange Act on May 12, 2005, August 9, 2005 and November 9, 2005, respectively.

4.
Our current reports on Form 8-K filed February 8, 2005, February 16, 2005, February 23, 2005, March 8, 2005, April 20, 2005, May 4, 2005, May 23, 2005, May 23, 2005, May 25, 2005, May 26, 2005, June 20, 2005, June 28, 2005, July 20, 2005, July 26, 2005, August 2, 2005, August 9, 2005, September 1, 2005, November 1, 2005, December 9, 2005, December 9, 2005, January 17, 2006, January 18, 2006, January 18, 2006, February 7, 2006 and February 15, 2006 and on Form 8-K/A filed March 25, 2005, provided that the information deemed “furnished” in such reports and not deemed “filed” is not incorporated herein.

All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this Prospectus and prior to the termination of the offering made under this Prospectus are incorporated by reference in this Prospectus and made a part of this Prospectus from the date we file the documents with the Commission. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. We will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of that person, a copy of any document incorporated in this Prospectus by reference other than exhibits unless those exhibits are specifically incorporated by reference into the documents. Requests for these copies should be directed to Matritech, Inc., Attention: Chief Financial Officer, 330 Nevada Street, Newton, Massachusetts 02460, telephone (617) 928-0820.

You should rely only on the information contained in this Prospectus or information specifically incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different. Neither the delivery of this Prospectus, nor any sale made hereunder, shall create any implication that the information in this Prospectus is correct after the date hereof. This Prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

18,262,356 Shares of Common Stock of MATRITECH, INC.
_____________________ TABLE OF CONTENTS ______________________	_________________ PROSPECTUS _________________
Page
Prospectus Summary	2
Risk Factors	3
Forward-Looking Statements	17
Selling Security Holders	17
Plan of Distribution	21
Legal Matters	22
Experts	22
Where You Can Find More Information	22
Documents Incorporated by Reference	23
February 21, 2006